EXHIBIT 21.1

Subsidiaries of the Registrant

Subsidiary	Jurisdiction of Organization
AMN Healthcare, Inc.	Nevada
Worldview Healthcare, Inc.	North Carolina
O’Grady-Payton International (USA), Inc.	Massachusetts
O’Grady Payton International (Australia) (Pty) Ltd.	Australia
O’Grady Payton International Recruitment U.K. Limited	United Kingdom
O’Grady Payton International (SA) (Proprietary) Limited	South Africa
International Healthcare Recruiters, Inc.	Delaware